Millennium India Acquisition Company Inc.

330 E.38th Street

Suite 46C

New York, New York 10016

June 28, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20002

Re: Millennium India Acquisition Company Inc.

          Registration Statement on Form S-1

          File No. 333-133189

Attention: Ronald Alper

Dear Mr. Alper:

Millennium India Acquisition Company Inc. (the “Company”) acknowledges that:

•	should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the Company’s registration statement on Form S-1 (File No. 333-133189) effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Ira Roxland at 212-768-6999 or, in his absence, Sharon Mauer at 212-398-8328.

Sincerely,

/s/ F. Jacob Cherian
F. Jacob Cherian
President & Chief Executive Officer